FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending February 21, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




 Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons

     Awards under GlaxoSmithKline's Performance Share & Share Option Plans



On 20 February 2007 the Company granted performance share awards and share options under the terms of the GlaxoSmithKline Performance Share Plan and the GlaxoSmithKline Share Option Plan (the Plans), which are subject to performance conditions. The Plans were both approved by shareholders on 31 July 2000, and allow awards to be made to senior executives in the Group, including the Executive Directors.



Performance Share Plan



Under the terms of the GlaxoSmithKline Performance Share Plan, contingent awards over a designated number of Ordinary Shares or American Depository Shares (ADSs) are granted, with the percentage of awards ultimately vesting depending on performance. The performance condition applies over a three-year measurement period, which commenced on 1 January 2007 and will end on 31 December 2009.



The performance condition for these awards compares the Total Shareholder Return
(TSR) of GSK's shares with the TSR of the shares of 14 comparator companies over the three-year period. No awards will vest if GSK delivers returns which, when ranked against these companies, rank below the median. Vesting increases on a sliding scale to the maximum of 100% of the award vesting where the Company is ranked first or second when compared to the comparator group.



The companies in the comparator group are Abbott Laboratories, AstraZeneca, Amgen, Bristol-Myers Squibb, Eli Lilly & Co, Johnson & Johnson, Merck, Novartis, Pfizer, Roche, Sanofi-Aventis, Schering-Plough, Takeda Pharmaceutical Company and Wyeth.



The individuals in the tables below, who are all persons discharging managerial responsibility (PDMRs), were each granted an award under the terms of the GlaxoSmithKline Performance Share Plan as set out. Awards are granted over either the Company's 25p Ordinary Shares or over the Company's ADSs. One ADS equals two Ordinary Shares.



                                      Number of Ordinary Shares potentially vesting

                       Less    Equal to  Equal to  Equal to  Equal to  Equal to  Equal to   Equal to
                       than     median      7th       6th       5th       4th       3rd     or above
                      median   position  position  position  position  position  position     2nd
                                                                                            position

Mr J S Heslop*         Nil      36,750    52,500    63,000    73,500    84,000    94,500    105,000
Mr R Bondy             Nil      26,950    38,500    46,200    53,900    61,600    69,300     77,000
Mr J Clarke            Nil      26,950    38,500    46,200    53,900    61,600    69,300     77,000
Mr M Dunoyer           Nil      10,150    14,500    17,400    20,300    23,200    26,100     29,000
Mr D Learmouth         Nil      7,438     10,625    12,750    14,875    17,000    19,125     21,250
Mr A Witty             Nil      29,750    42,500    51,000    59,500    68,000    76,500     85,000


* Denotes an Executive Director.




                                            Number of ADSs potentially vesting

                                       (N.B. One ADS represents two Ordinary Shares)

                     Less than  Equal to  Equal to  Equal to  Equal to  Equal to  Equal to   Equal to
                      median     median      7th       6th       5th       4th       3rd     or above
                                position  position  position  position  position  position     2nd
                                                                                             position

Dr JP Garnier*          Nil      84,000    120,000   144,000   168,000   192,000   216,000   240,000
Dr M M Slaoui*          Nil      24,150    34,500    41,400    48,300    55,200    62,100     69,000
Dr R Greig              Nil      8,750     12,500    15,000    17,500    20,000    22,500     25,000
Mr W Louv               Nil      8,750     12,500    15,000    17,500    20,000    22,500     25,000
Mr D Phelan             Nil      13,475    19,250    23,100    26,950    30,800    34,650     38,500
Mr D Pulman             Nil      8,750     12,500    15,000    17,500    20,000    22,500     25,000
Mr D Stout              Nil      39,375    56,250    67,500    78,750    90,000    101,250   112,500
Mr C Viehbacher         Nil      14,875    21,250    25,500    29,750    34,000    38,250     42,500

* Denotes an Executive Director.



Dividends accrue on the shares during the vesting period and vest to the extent that shares vest.



The price of an Ordinary Share at the date of award was GBP14.88 and the price of an ADS was $58.00. The normal vesting date for these awards is 20 February 2010.



TSR is measured on a pro-rata basis. Where the Company's performance falls between two of the comparator companies, the exact level of vesting will be determined by the actual relative level of TSR rather than simple ranking.



Share Option Plan



Under the terms of the GlaxoSmithKline Share Option Plan, share options allow the holder to buy Ordinary Shares or ADSs at a future date at a price determined by reference to the market price of shares at the time of grant. The ultimate number of share options that become exercisable depends on GSK's earnings per share (EPS). EPS is measured over the three financial years that started on 1 January 2007 and end on 31 December 2009. To the extent that options under the GlaxoSmithKline Share Options Plan do not vest at the end of this period, they will lapse.



The performance condition compares the compound annual increase in the Company's EPS with the increase in the Retail Price Index (RPI) over the performance period compared to the base year (the financial year ended 31 December 2006). No options vest unless the Company's EPS increase exceeds RPI by 3% p.a. 50% of the share options become exercisable for an increase of 3% p.a. in excess of RPI, with increasing vesting up to 100% for an increase of 6% p.a. or more in excess of RPI.



The individuals in the tables below, who are all PDMRs, were each granted an award under the terms of the GlaxoSmithKline Share Option Plan as set out. Options are granted over either the Company's 25p Ordinary Shares or over the Company's ADSs. One ADS equals two Ordinary Shares.




                                     Number of Ordinary Shares potentially vesting

                          Less than     RPI+3%p.a.    RPI+4%p.a.    RPI+5%p.a.   RPI+6%p.a. or
                          RPI+3%p.a.                                                  more

Mr J S Heslop*               Nil          121,375       161,833       202,291       242,750
Mr R Bondy                   Nil          88,750        118,333       147,917       177,500
Mr J Clarke                  Nil          88,750        118,333       147,917       177,500
Mr M Dunoyer                 Nil          35,000        46,666        58,334         70,000
Mr D Learmouth               Nil          25,250        33,666        42,084         50,500
Mr A Witty                   Nil          97,750        130,333       162,500       195,500

* Denotes an Executive Director.



                                            Number of ADSs potentially vesting

                                      (N.B. One ADS represents two Ordinary Shares)

                           Less than     RPI+3%p.a.     RPI+4%p.a.    RPI+5%p.a.   RPI+6%p.a. or
                           RPI+3%p.a.                                                  more

Dr JP Garnier*                Nil          275,000        366,663       458,332       550,000
Dr M M Slaoui*                Nil          79,375         105,833       132,292       158,750
Dr R Greig                    Nil          28,750         38,333        47,917        57,500
Mr W Louv                     Nil          28,750         38,333        47,917        57,500
Mr D Phelan                   Nil          44,375         59,166        73,958        88,750
Mr D Pulman                   Nil          28,750         38,333        47,917        57,500
Mr D Stout                    Nil          131,250        174,999       218,750       262,500
Mr C Viehbacher               Nil          48,875         65,166        81,458        97,750

* Denotes an Executive Director.



Vesting increases on a straight-line basis for EPS performance between the hurdles set out in the above tables.



Options were granted on 20 February 2007 with a subscription price of GBP14.88 (or US$58.00 in the case of ADSs). The vesting date for these awards is 20 February 2010, subject to the Remuneration Committee having determined that the performance conditions have been satisfied.



The Company, the Executive Directors and PDMRs were informed of these changes on 21 February 2007.



S M Bicknell

Company Secretary



21 February 2007





Enquiries:

UK Media enquiries:                     Philip Thomson         (020) 8047 5502
                                        Alice Hunt             (020) 8047 5502
                                        Gwenan White           (020) 8047 5502

US Media enquiries:                     Nancy Pekarek          (215) 751 7709
                                        Mary Anne Rhyne        (919) 483 2839
                                        Patricia Seif          (215)  751 7709

European Analyst/Investor enquiries:    Anita Kidgell          (020) 8047 5542
                                        David Mawdsley         (020) 8047 5564
                                        Sally Ferguson         (020) 8047 5543

US Analyst/ Investor enquiries:         Frank Murdolo          (215) 751 7002
                                        Tom Curry              (215) 751 5419






SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 21, 2007                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc